================================================================================

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D. C. 20549

                               -----------------------

                                      FORM 11-K


(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999       COMMISSION FILE NUMBER 1-11802

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________________ TO _______________________






                     QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN

                        QUEBECOR PRINTING (USA) HOLDINGS INC.
                            THE MILL, 340 PEMBERWICK ROAD
                             GREENWICH, CONNECTICUT 06831
                       (Address of principal executive offices)

                                     203-532-4200
                 (Registrant's telephone number, including area code)




================================================================================

                   QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN



                           December 31, 1999 and 1998



                                                                     PAGE

Independent Auditors' Report                                           1

Statements of Net Assets Available for Benefits
    as of December 31, 1999 and 1998                                   2

Statements of Changes in Net Assets Available for Benefits
    for the years ended December 31, 1999 and 1998                     3

Notes to Financial Statements                                         4-8


SUPPLEMENTAL SCHEDULE

Schedule 1 - Schedule of Assets Held for Investment Purposes
    as of December 31, 1999                                            9

Signatures                                                            10

Consent of Independent Auditors                                       11


                          INDEPENDENT AUDITORS' REPORT


To the Plan Administrator of
Quebecor Deferred Compensation Savings Plan:


We were engaged to audit the financial statements and supplemental schedule of the Quebecor Deferred Compensation Savings Plan (the "Plan") as of December 31, 1999 and 1998, and for the years then ended, as listed in the accompanying index. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

KMPG LLP
New York, New York

June 26, 2000

                   QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN

              Statements of Net Assets Available for Benefits

                         December 31, 1999 and 1998



                                                           1999          1998
                                                      ------------   -----------
Investments (note 3):
    Investments at fair value                         $123,731,742   112,337,130
    Investments at contract value                       71,429,221    66,773,252
    Participants' loans                                 11,881,911    10,575,848
                                                      ------------   -----------

                  Total investments                    207,042,874   189,686,230
                                                      ------------   -----------

Employer contribution receivable                         3,747,238     3,934,069
Employee contributions receivable                        1,314,384     1,269,735
Loan interest receivable                                    93,942        82,796
                                                      ------------   -----------

                  Net assets available for benefits   $212,198,438   194,972,830
                                                      ============   ===========


See accompanying notes to financial statements.

                   QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998



                                                           1999              1998
                                                      -------------     -----------
Contributions:
    Employer                                          $   4,228,274    $  4,503,080
    Employee                                             15,885,217      16,586,558
                                                      -------------     -----------

                  Total contributions                    20,113,491      21,089,638
                                                      -------------     -----------
Investment income (note 3):
    Investment income                                     4,449,959       4,303,423
    Interest income                                         871,741         726,499
    Net realized and unrealized gain on investments      15,731,058      19,614,343
                                                      -------------     -----------

                  Total investment income                21,052,758      24,644,265
                                                      -------------     -----------

                  Total additions                        41,166,249      45,733,903

Distributions to participants                           (24,764,457)    (13,238,457)
Administration fees                                          (5,187)         (1,388)
                                                      -------------     -----------

                  Net increase before transfers          16,396,605      32,494,058

Transfers from other employee benefit plans                 829,003       1,244,303
                                                      -------------     -----------
                  Net increase                           17,225,608      33,738,361

Net assets available for benefits:
    Beginning of year                                   194,972,830     161,234,469
                                                      -------------     -----------

    End of year                                       $ 212,198,438    $194,972,830
                                                      =============     ===========


See accompanying notes to financial statements.

                   QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(1)    PLAN DESCRIPTION

       The following brief description of the Quebecor Deferred Compensation Savings Plan (the "Plan") is provided for general information purposes only. A further description of the Plan is available in the summary Plan description which is furnished to each participant and is available from Quebecor Printing (USA) Holdings Inc. (the "Company"). The Company is a wholly owned subsidiary of Quebecor World Inc., which was formerly known as Quebecor Printing Inc. Participants should refer to the Plan document for more complete information.

       (a)    GENERAL

              The Plan is a defined contribution plan established effective July 18, 1985, for the benefit of employees of the Company and its participating subsidiaries (the "Employer"). The Plan was amended and restated effective July 1, 1999 and amended again on July 15, 1999 and on December 22, 1999, effective as of various dates, to, among other things, comply with the qualification requirements of the Internal Revenue Code of 1986, as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       (b)    CONTRIBUTIONS

              Generally, for each participant who enters into a compensation deferral agreement and has completed one year of service, and who either is employed by the Employer on the last day of the Plan year or who retired during the Plan year, the Employer makes a matching contribution equal to 50% of the participant's deferral contributions up to $1,000, reduced, in certain cases, by $250 for each calendar quarter during the Plan year in which the participant does not make deferral contributions to the Plan. Participants are eligible to make deferral contributions after three months of service (1 year of service for part-time employees). Participants may elect to make deferral contributions of between 2% and 15% of their base compensation payments. After-tax contributions are not permitted.

       (c)    VESTING

              A participant's rights in his or her account shall be fully vested and nonforfeitable at all times.

       (d)    PAYMENT OF BENEFITS

              Distributions from the Plan are paid by the trustee in lump sum amounts, annuities or installments upon a participant's retirement, termination of employment, death, or permanent and total disability. The distribution to a participant is equal to the benefit that can be provided from the participant's account. With respect to that portion of a participant's account invested in whole or in part in Quebecor World Inc. ("Quebecor") stock, payment may be made at the election of the participant, either in cash or in stock of Quebecor.

                   QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




       (e)    PARTICIPANT ACCOUNTS

              Each participant account is credited with the participant's contributions and an allocation of the Company's contribution and Plan earnings.

              Participants may elect to invest their existing account balances and future contributions in one or more of the following eight investment funds offered under the Plan by Connecticut General Life Insurance Company ("CIGNA"):

              o CIGNA Charter Guaranteed Government Securities Fund, which invests in short-term guaranteed government securities;

              o Fidelity Advisor Growth Opportunities Fund with CIGNA, which invests in Fidelity Advisor Growth Opportunities Fund;

              o The CIGNA Charter Guaranteed Long-Term Fund, which is a benefit-responsive investment contract with CIGNA. The crediting interest rate was 6.5% and 6.8% for the years ended December 31, 1999 and 1998, respectively. The Fund invests in debt securities;

              o Westfield Capital Balanced Fund, which invests in equity securities of companies whose earnings growth is projected to exceed the earnings growth of the S&P 500 Index companies;

              o CIGNA Charter Large Company Stock Index Fund, which invests in equity securities of companies in the S&P 500 Index;

              o Janus Worldwide Fund with CIGNA, which invests in the Janus Worldwide Fund;

              o CIGNA Small Company Stock-Growth Fund, which invests in common and preferred stock of small U.S. companies; and

              o Quebecor World Inc. Stock Fund, which invests in the common stock of Quebecor World Inc.

              The funds are held in trust by CG Trust Company, as a trustee of the Plan, except for the Westfield Capital Balanced Fund, which is held in a second trust by CTC Illinois Trust Company, as a trustee of the Plan.

       (f)    PARTICIPANT LOANS

              Active participants may borrow from their Plan account balances. The maximum loan available generally is the lesser of (i) $50,000, reduced by the participant's highest outstanding loan balance in the twelve months preceding the date of the loan, or (ii) 50% of the participant's account balance.

                   QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



              Each loan shall bear interest at a rate of prime plus 1%. Repayment of the loan must be made over a period not to exceed five years. However, a loan which is for the purchase of a primary residence may be requested for a reasonable period of time that may exceed five years, but may not exceed ten years.

       (g)    PLAN TERMINATION

              The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

       (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Investments are carried at fair value as determined by quoted market prices. Investments in investment contracts are stated at contract value as reported by CIGNA. The principal and interest are fully guaranteed by the Insurance Company and is therefore a fully benefit responsive investment contract. As such, the contract is presented at contract value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date.

              In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for Plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 effective for the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been restated to conform with the 1999 presentation.

       (c)    ADMINISTRATIVE EXPENSES

              The Plan is administered by the Company and substantially all administrative services and other normal requirements of the Plan are provided by the Company at no cost to the Plan.

                   QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       (d)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

       (e)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.


(3)    INVESTMENTS

       Investments held by the Plan as of December 31, 1999 and 1998 are summarized as follows:

                                                                                         1999                  1998
                                                                                   -----------------     ----------------
         Investments at fair value:
             Fidelity Advisor Growth Opportunities Fund                            $   49,653,675*         $ 55,277,061*
             Westfield Capital Balanced Fund                                           20,599,058*           20,020,200*
             CIGNA Charter Guaranteed Government Securities
                  Fund                                                                  4,300,438*            4,458,614
             CIGNA Charter Large Company Stock Index Fund                              34,900,762*           29,728,990*
             Janus Worldwide Fund                                                      11,078,865*            1,993,445
             CIGNA Small Company Stock-Growth Fund                                      2,498,278               736,292
             Quebecor World Inc. Stock Fund                                               700,666               122,528
                                                                                   -----------------     ----------------

                                                                                      123,731,742           112,337,130
                                                                                   -----------------     ----------------

         Investments at contract value:
             CIGNA Charter Guaranteed Long-Term Fund                                   71,429,221*           66,773,252*
                                                                                   -----------------     ----------------

         Participants' loans                                                           11,881,911*           10,575,848*
                                                                                   -----------------     ----------------

                           Total investments                                       $  207,042,874        $  189,686,230
                                                                                   =================     ================

       * This investment represents five percent or more of the Plan's net assets available for benefits at the end of the Plan year.

                   QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       The net realized and unrealized gain on investments for 1999 and 1998 was $15,731,058 and $19,614,343, respectively. Investment income earned on investments for 1999 and 1998 was $4,449,959 and $4,303,423, respectively. Interest income earned on participant loans for 1999 and 1998 was $871,741 and $726,499, respectively.


(4)    INCOME TAX STATUS

       A determination letter was obtained from the Internal Revenue Service dated October 16, 1995 stating that the Plan and its underlying trust qualify under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, are exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since then. However, in the opinion of the Company's management, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

(5)    RELATED PARTY TRANSACTION

       Certain Plan investments represent ownership of commingled funds managed by CIGNA. CIGNA is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in the common stock of Quebecor World Inc. through the Quebecor World Inc. Stock Fund as well as participant loans. These transactions qualify as party-in-interest transactions.

                                                                      SCHEDULE 1


                   QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999



            (b) IDENTITY OF ISSUE, BORROWER,                 (c)  DESCRIPTION                         (e)  CURRENT
(a)              lessor or similar party                         OF INVESTMENT                              VALUE
      ----------------------------------------------         ------------------------               -----------------
 *    Connecticut General Life Insurance
          Company                                            Fidelity Equity Fund                   $     49,653,675

      Continental Trust Company                              Westfield Capital
                                                                Balanced Fund                             20,599,058

 *    Connecticut General Life Insurance
          Company                                            S&P 500 Stock Index Fund                     34,900,762

 *    Connecticut General Life
          Insurance Company                                  Fixed Income Fund                            71,429,221

 *    Connecticut General Life Insurance                     Guaranteed Government
          Company                                               Secured Fund                               4,300,438

 *    Connecticut General Life Insurance
          Company                                            Janus Worldwide Fund                         11,078,865

 *    Connecticut General Life Insurance                     Small Company Stock
          Company                                                -Growth Fund                              2,498,278

 *    National Financial Services                            Quebecor World Inc. common
          Corporation                                             stock                                      700,666

 *    Participants' loans                                    Participants' loans at interest
                                                                rates ranging between
                                                                7.5% and 9.5% maturing
                                                                between 1/1/99 and
                                                                12/31/07                                  11,881,911
                                                                                                    ----------------
                                                                                                    $    207,042,874
                                                                                                    ================


*    Party-in-interest as defined by ERISA.


See accompanying independent auditors' report.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    QUEBECOR DEFERRED COMPENSATION SAVINGS PLAN




DATE:  June 27, 2000                 BY: /s/ Shari Davidson
                                     --------------------------------
                                     Shari Davidson
                                     PLAN ADMINISTRATOR

                         CONSENT OF INDEPENDENT AUDITORS


To the Plan Administrator of
Quebecor Deferred Compensation Savings Plan


We consent to the incorporation by reference in the Registration Statement (No. 333-8870) on Form S-8 of the Quebecor Deferred Compensation Savings Plan of our report dated June 26, 2000 relating to the statements of net assets available for benefits, as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended, and the related schedule; which report appears in the December 31, 1999 Annual Report on Form 11-K of the Quebecor Deferred Compensation Savings Plan.


KPMG LLP

New York, New York
June 26, 2000